MANORHAVEN CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MANORHAVEN CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 WALL STREET, 25th FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GENNARO J. FULVIO (212) 490-3113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DASKOWSKI, TOMPKINS, WEG & CABONELLA, CPA PC
(Name – *if individual, state last, first, middle name*)

278 ROUTE 34	MATAWAN	NJ	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ZACHARY MARANS _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MANORHAVEN CAPITAL, LLC _____ , as of DECEMBER 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

DAVID BARNETT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6399087
Qualified in New York County
My Commission Expires 10-15-2023


_____
Signature

PRESIDENT & CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS

Dan Carbonella, CPA
Michael R. Ferraro, CPA
Richard P. Wismer, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Manorhaven Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Manorhaven Capital LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Manorhaven Capital LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Manorhaven Capital LLC's management. Our responsibility is to express an opinion on Manorhaven Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Manorhaven Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Daszkowski, Tompkins Weg & Carbonella, CPA, P.C

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as Manorhaven Capital LLC auditor since 2017.
Matawan, NJ
February 26, 2021

26 Watchogue Road, Staten Island, NY 10314 • Tel. (718) 981-9600 • Fax (718) 981-9601
278 Route 34, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
www.wdcpa.com

1

MANORHAVEN CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents		$ 180,196
Other assets		6,961
Fixed assets	2,073	
Accumulated depreciation	(148)	
Net of fixed assets		1,925
TOTAL ASSETS		$ 189,082

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities		$ 14,912
MEMBER'S EQUITY		174,170
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 189,082

The accompanying notes are an integral part of this statement

1. ORGANIZATION AND NATURE OF BUSINESS

Manorhaven Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a Delaware Limited Liability Company on March 4, 1998 and became a broker-dealer on May 22, 1998. The Company is a wholly-owned subsidiary of Coincross LLC (the "Parent" and sole "Member").

The Company engages in investment banking services including mergers and acquisitions, financial advisory, and debt and equity private placements. The Company was engaged in broker-dealer business that operates on a fully disclosed basis through its clearing broker RBC Capital Markets LLC and the relationship terminated in 2019.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Investment banking advisory fees income is recognized at the point that performance under the arrangement is completed (generally, the closing date of the transaction). Revenue recognition of retainers and other fees received from customers is generally deferred until an engagement is completed, or terminated.

Commission income and related clearing expenses are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from customer.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic 842). ASU 2016-02 requires the recognition of leases asset and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including those leases classified as operating leases under previous GAAP, along with the key information disclosures. ASU is effective for certain companies for fiscal year beginning after December 15, 2018. Early adoption is permitted. The Company has adopted ASU 2016-02 as of January 1, 2019.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Income taxes

The Company is a single member limited liability company that will be treated as a disregarded entity for income taxes purposes. Its income is included in the Parent's tax return, as such, there is no income tax provision required on these financial statements.

3. FAIR VALUE MEASUREMENT

The Company follows FASB ASC Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are for identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities with unadjusted quoted prices in active market which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

As of December 31, 2020, none of the assets and liabilities were required to be reported at fair value on a recurring basis. The carrying value of non-derivative financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable, approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions during the year ended December 31, 2020.

4. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has evaluated commitments and contingencies in the accordance with FASB ASC 440, *Commitments,* and FASB ASC 450, *Contingencies.* The Company occupied space in New York City under a lease which expired July 31, 2019. Thereafter the Company lease is on a month to month basis.

The Company has adopted ASU 2016-02 Leases – (Topic 842) as of January 1, 2019. ASU 2016-02 has no material impact on the financial condition and the result of operations.

The Company had no contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2020 or the year then ended.

5. CONCENTRATION OF CREDIT RISK FOR CASH

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

6. GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2020 or during the year then ended.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $165,284which exceeded the minimum requirement of $50,000 by $115,284. The Company's ratio of aggregate indebtedness to net capital ratio was 0.09 to 1.

8. RELATED PARTY TRANSACTIONS

The Company pays rent to a related party. The initial lease term ended on July 31, 2019, and thereafter, the rental agreement is on a month-to-month basis.

9. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred through the date that these financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements, except as noted below.

The Company has entered into a Membership Interests Purchase Agreement to sell 100% of the Company to Prometheum, Inc. a Delaware corporation ("Prometheum"). The agreement was executed by buyer and seller on October 9, 2020. However, the acquisition by Prometheum is subject to prior approval by FINRA. This approval is still pending as of December 31, 2020.

Uncertainties due to Coronavirus
The outbreak of the novel coronavirus (COVID-19) in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The global impact of the outbreak continues to evolve, and as cases of the virus have continued to identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have material impact on the Company's financial statements.